FALLBROOK CAPITAL SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Shares Common Stock		Amount Common Stock		Additional paid-in capital		Retained earnings		Total
Balance, January 1	100	$	10,000	$	24,057	$	12,985	$	47,042
Net income							657,326		657,326
Distributions							(626,751)		(626,751)
Balance, December 31	100	$	10,000	$	24,057	$	43,560	$	77,617

The accompanying notes are and integral part of these financial statements